UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

Amendment No. 5

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Globex Utilidades S.A.
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil
(Jurisdiction of Subject Company’s Incorporation or Organization)

Brazilian Distribution Company
(Name of Person(s) Furnishing Form)

     Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

     Daniela Sabbag
Av. Brigadeiro Luiz Antonio
3126 São Paulo, SP 01402-901
Brazil
+55-11-3886-0421

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 30, 2009
(Date of Announcement)

PART I- INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

99.1	Non-binding English translation of the Appraisal Report, dated August 5, 2009.
99.2	Notice published in the Wall Street Journal, dated December 30, 2009, relating to Appraisal Report, dated August 5, 2009.

Item 2. Informational Legends

Companhia Brasileira de Distribuição has included the legend required by Rule 802(b) on the outside cover page of the non-binding English translation of the Appraisal Report, dated August 5, 2009.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDER

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Brazilian Distribution Company with the Securities and Exchange Commission on July 8, 2009.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Companhia Brasileira de Distribuição

By:	/s/ Enéas César Pestana Neto

Name: Enéas César Pestana Neto
Title: Chief Operating Officer

By:	/s/ Daniela Sabbag

Name: Daniela Sabbag
Title: Investor Relations Officer

Date: December 30, 2009

2

Exhibit 99.1

APPRAISAL REPORT

NOTICE TO US SHAREHOLDERS:

THE OFFER IS MADE FOR THE SECURITIES OF A FOREIGN COMPANY. THE OFFER IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE US FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE US SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A US COURT'S JUDGMENT.

E-1

Appraisal Report

CONTRACTING PARTY:

Companhia Brasileira de Distribuição

PARTY SUBJECT TO APPRAISAL REPORT:

Globex Utilidades S.A.

Contents

I.	Executive Summary		03
II.	Appraiser Qualifications and Declarations		07
III.	Information on Globex Utilidades S.A.		13
IV.	Appraisal of Globex Utilidades S.A.		17
	A.	Appraisal under stock price weighted average criterion	19
	B.	Appraisal under net equity criterion	21
	C.	Appraisal under Company fair value criterion	23
V.	Annexes		41

I. Executive Summary

Introduction

•	On June 8 2009, Globex and CBD announced that Mandala, a CBD subsidiary company, and Globex Majority Stockholders (hereinafter referred to as Majority Stockholders) entered into a Stock Purchase Agreement (hereinafter referred to as SPA), which provides for the acquisition by Mandala of 86,962,965 common nominative stock, at no face value, issued by Globex and held by Majority Shareholders, representing 70.2421% of the total voting capital of Globex. The total purchase price of the stock is R$ 824,521,960.00, equivalent to R$ 9.4813 per stock, not subject to any adjustment or retention, payable part in cash and part in installments.

•	As the operation constitutes transfer of control of Globex, Mandala, pursuant to regulation (Article 254-A of Law 6404/76 and IN/CVM 361/02), will make a public offering for acquisition of the stock held by Globex minority stockholders at the price of R$ 7.5850 per stock, corresponding to 80% of the price to be paid to Majority Stockholders, of which R$ 3.4353 will be due promptly and R$ 4.1497 in installments, under the same conditions offered to the Majority Stockholders.

•	BES Investimento do Brasil S.A. Banco de Investimento (BESI), as CBD-appointed appraisers, details below the Appraisal Report to determine the fair price valuation range of the stock representing Globex total capital, whose structure as at March 31 2009 was as follows:

1 Globex majority stockholders were as follows: Keene Investment Corporations, S.A.; Parvest Participação e Administração Ltda.;
Tarmarac Investment, LLC; Blue Springs Holdings, LLC.; Linnestsong Investments Ltd., LLC; Phillimore Holdings LLC.	-4-

Scope of Appraisal

•	In the Report, BESI applied the following methodology for the economic and financial appraisal:
	•	Discounted Cash Flow
		•	Present Value of Globex cash flow between April 2009 and December 2018
		•	Perpetuity of Globex normalized cash flow beyond 2018
	•	Discounted Dividends
		•	Present Value of discounted dividends to be distributed by Banco Investcred
		•	Perpetuity of dividends flow of Banco Investcred beyond 2018

		•	Weighted average price of stock
		•	Stock equity value

•	Financial statements were projected in nominal Reais.

•	In order to determine Globex fair price valuation rate, we have considered the methodology of discounted cash flow and discounted dividends as the most appropriate to appraise both businesses (retail operation and Banco Investcred Unibanco S.A. (hereinafter referred to as Investcred) respectively) . Furthermore, we have undertaken a comparative analysis of the valuation findings in order to examine the reasonableness of the fair value range considering the other abovementioned methodologies.

•	For Appraisal Report purposes, BESI has undertaken the valuation of retail operations under discounted cash flow methodology and of Investcred through Discounted Dividends methodology. The valuations were undertaken separately, with Globex value later established through the sum of the parts, i.e., through the sum of Globex participation in both businesses (100% in retail and 50% in Investcred) . With the exception of Banco Investcred, all the other companies referred to in the capital structure detailed in the previous page were considered retail operations.

•	The information contained in the Appraisal Report reflect the Globex accounting situation as at March 31, 2009, as well as prevailing market conditions up to August 5, 2009. Any change occurring after this date may alter the value of Globex. There is no assurance that any of the estimates or projections used in this work will be reached. Final results may be different from the projections and these differences may be significant.

Appraisal Summary

•	The chart shows total fair value of Globex stock, calculated in accordance with the methodologies used in this Appraisal Report.

•	For the sake of determining an indicative fair value stock valuation range for Globex under a methodology of discounted cash flows, we adopted the following assumptions:

	•	Use of a discount rate for retail operation and Investcred 0.25% over and 0.25% under base rate;

	•	Projections discussed or reviewed by Globex and CBD management, and later by BESI;

1 We have assumed a weighted average cost of capital (WACC) for the retail business between 13.05 % and 13.55%, an equity capital cost for Investcred between 13.25% and 13.75%.
2 Equity value as at March 31, 2009. Equity value per stock obtained based on the amount of stock in circulation as at March 31, 2009.
3 Weighted average stock price calculated on the basis of total stock in circulation as at March 31, 2009.

II. Appraiser Qualifications and Declarations

Appraiser Qualifications and Declarations

Appraiser Qualifications

•	BES Investimento do Brasil S.A - Banco de Investimento is part of Espírito Santo Group, one of the largest financial groups in Portugal, with presence in Europe, the Americas, Africa and Asia. In the financial segment, the Espírito Santo Group is involved in commercial banking activities, investments, leasing, consumer credit, real estate credit, stock brokerage, private equity, venture capital and fund management. In Brazil, the Espírito Santo Group began operations in 1975, with total investments in the country already exceeding € 1.8 billion.

•	BESI is an investment bank mainly focused on financial consulting services in (i) corporate finance in mergers and acquisitions, privatizations, valuations, restructuring, going-public and going-private processes from structuring and economic and financial appraisal through to conclusion: and (ii) in the domestic and international capital markets in primary and secondary offering of securities; structuring of syndicated loans and financing, as well as other products and services inherent to investment banking activities.

•	BESI also has two full subsidiaries: BES Securities do Brasil S.A. Corretora de Cmbio e Valores Mobilirios, operating traditionally in Stock and Futures Markets and producing equity research reports; and BES Ativos Financeiros Ltda. (BESAF) involved in the administration and management of third-party funds through fixed and variable income funds, and multi-market funds.

•	BESI Corporate Finance area is responsible for the production of this Appraisal Report. This area comprises 12 duly qualified professionals with the support of the overall Corporate Finance area, through sector teams in Portugal, Spain, London and New York.

Appraiser Qualifications and Declarations

Appraiser Qualifications

•	BESI Corporate Finance area has recently undertaken appraisals of listed companies, major ones being:

Client	Year	Description
Quattor Petroquímica S.A.	2008	Discontinue the use of Differentiated Practices of Corporate Governance Level 2 - in BM&FBOVESPA S.A.
Enersul Empresa Energtica do Mato Grosso do Sul S.A.	2008	Fairness Opinion filed with CVM in June 2008
Rede Lajeado Energia S.A. e Investco S.A. (Grupo Rede)	2008	Fairness Opinion filed with CVM in June 2008
Telemig Celular Participaçes S.A.	2008	Voluntary Offer filed with CVM in April 2008
Banco Mercantil do Brasil S.A.	2005	Report filed with CVM in August 2005
PrimeSys Soluçes Empresariais S.A.	2005	Appraisal effected in September 2005
Tele Centro Oeste Celular Participaçes S.A.	2003	Report filed with CVM in August 2003
Banco Mercantil de São Paulo S.A.	2002	Report filed with CVM in August 2002
Prev-Finasa Participaçes e Prdios S.A.	2002	Report filed with CVM in August 2002
Prev Prdios S.A	2002	Report filed with CVM in August 2002
Telesp Celular Participaçes	1999	Appraisal effected in November 1999

•	In addition, BESI Corporate Finance area has undertaken various company appraisals over recent years. Some of these are detailed in the next slide: Recent Selected Transactions Involving Company Appraisals.

Recent selected transactions involving company appraisals - BESI

Appraisers' Experience

Name	Position		Summary of Relevant Experience

Maria Luiza Baroni	Director	•	Joined BESI in 2007 in charge of the Corporate Finance area.
		•	Worked previously with Unibanco for 8 years in the M&A/Corporate Finance area, and with Banco Fator as M&A and Capital Market Director. During this period, Mrs. Baroni was responsible for the sourcing and execution of various transactions.
		•	She has an MBA from Fundação Getúlio Vargas and post-graduate degree in finance from Harvard University.

Bruno Guapo Garção	Manager	•	Joined BES Investimento in April 2001. Bachelor Degree in Economics from Universidade Católica Portuguesa.
		•	Participated in the sourcing and execution of various M&A, transactions, among which:
• Acquisition by Vivo Participaçes of control of Telemig Celular Participações S.A.,
• Preparation of Appraisal Report under Voluntary Public Offering for up to 1/3 of the preferential stock of Telemig Celular Participações, S.A. and Telemig Celular S.A..
• Sale by Companhia Providncia of its PVC Pipe and Connections unit to Aliaxis Latinoamerica,
• Sale by Grupo Nutasa of its animal feed business to Saprogal/Carlyle Group,
• Consultancy to Espírito Santo Concesses on appraisal of various highway concessions in Portugal and Spain.

Fabio Benini	Analyst	•	Fábio Benini has been working for BESI since October 2008. Previously, he undertook an internship for one year with Prosperitas Investimentos managing private equity funds, working later for one year with Guarita & Associados in the area of mergers and acquisitions. Fábio has a degree in Business Administration from Fundação Getúlio Vargas EAESP.

Thiago Guarisi	Analyst	•	Thiago Guarisi works in BESI since October 2008. Previously, he worked for two years with Valormax Consultoria Financeira in restructuring, mergers and acquisitions and, later, for a year and a half, with KPMG Corporate Finance in mergers and acquisitions. Thiago has a degree in Economics from IBMEC São Paulo.

Appraiser Declarations

•	The BESI Corporate Finance area does not own stock issued by either CBD or Globex, whether in its own name or under its discretionary administration. However, holds debentures from the 1st series - 6th issuance by CBD. Other BESI related entities may hold additional stock or manage stock owned by third parties. In the normal course of its activities, BESI may come to negotiate, either directly or through affiliate companies, securities owned by CBD and Globex securities and their holding companies, subsidiaries or associate companies, either in their own or clients name and, consequently, may at any time hold long or short positions in relation to such securities. BESI has no commercial information whatsoever related to Globex that may affect the Appraisal Report.
•	To define the economic value range of Investcred and Globex, we considered the methods of the discounted cash flow and discounted dividend as the most appropriate to assess both business and reach a fair price based on the following considerations:
• Globex and Investcred are operational companies
• The methodology of the discounted cash flow and discounted dividend takes into account the future profitability of Globex and its Subsidiaries, and the resulting cash flow to shareholders;
•	BESI declares that CBD and Globex, their Majority Stockholders and administrators have not directed, interfered, limited, hampered or practiced any act whatsoever that compromised the access, use or knowledge of information, assets, documents or relevant work methodologies relevant for the quality of the conclusions submitted herein, nor have they determined or restricted the capacity of BESI to determine the methodologies used to reach the conclusions submitted in the Appraisal Report.
•	BESI has no conflict of interests with Globex, its Majority Stockholders and administrators, which may affect the necessary independence toward the performance of its duties, as well as in relation to the preparation of this Appraisal Report.
•	For services rendered regarding the Appraisal Report, independently of the OPA conclusion, BESI will receive four hundred thousand Reais (R$ 400,000.00) from CBD.
•	BESI further declares that during the twelve (12) months preceding the date of the Appraisal Report it did not receive from DBD, its subsidiaries and associated companies, nor from its holding companies, any amount whatsoever as remuneration for consulting, appraisal, auditing and similar services.
•	This Appraisal Report has been reviewed and approved by the executive board of the Corporate Finance and Legal departments of BESI.

III. Information on Globex Utilidades S.A.

Brief Description of the Retail Sector

Overview

•	In 2007, the retail business was responsible for a sales volume of R$ 518 billion, employing 6.35 million people.

•	Between March 2008 and March 2009, retail activities showed a sales volume increase during the entire period in relation to the previous year, despite the changes in the macroeconomic scene after September 2008. The accumulated variation over the last 12 months was 7.2%, showing a slow-down in the growth rate after October 2008, when it reached its peak of 10.3%. During the first months of 2009, there was an average growth rate of 1.8% per month, revealing signs of recovery that reached a peak of 2.9% in April and 2.5% in May.

•	Another factor favoring consumption growth in Brazil is the improvement in credit market conditions with extended terms and interest rate reductions. While the global economic scene is still uncertain, personal credit has not stopped growing. According to BACEN, total personal credit has increased by approximately 400% between 2004 and April 2009, from R$ 88.1 billion to R$ 441.5 billion.

Source: IBGE	-14-

Globex

		Brief Description		Store Chain and Geographic Distribution

•	Globex Utilidades S.A. is currently the second largest Brazilian retail chain, in terms of net income, focused on electro-electronic
	products and furniture. Globex operates under the “Ponto Frio” name, a distinguished brand name in the retail segment, which has consolidated over its long years of operation.		•	Over the last few years, Globex has invested in the expansion of its store chain, mainly in Malls, reaching 455 stores by the end of the first quarter of 2009.

•	Parallel to the sale of products, Globex offers other services to its clients, which function as customer loyalty instruments, such as: special purchase guarantees, product insurance, financial insurance, recharge of cell phones and bank correspondent services.		•	In order to sustain its operations, Globex owns large Distribution Centers, strategically placed in the States of Rio Grande do Sul, Paraná, São Paulo, Rio de Janeiro, Minas Gerais, Bahia and Federal District, as well as Advanced Distribution Centers in the States of Santa Catarina, São Paulo (Campinas), Mato Grosso, Goiás and Espírito Santo.
•	Under the Ponto Frio brand name, Globex provides four store formats:
			•	In 2008, the geographic distribution of the store chain and distribution centers was as follows:
	•	Street Shops, with a total sales area from 200 m² to 3,500 m2;

	•	Mall Stores, with total sales area from 120 to 2,000 m2;

	•	Megastores, with total sales area over 1,000 m2;

	•	“Ponto Frio Digital”, with total sales area between 70 m2 and 300 m2, focused on technology products;

	•	The company showed significant growth in gross revenue, at 7.2% and 6.1% in 2007 and 2008, respectively.

	•	Through the adoption of policies improving the product mix offered in its stores, as well as improvements in purchase costs, the company raised its gross margin by 3.1% percentage points, between 2007 and 2008.

Source: Globex website	-15-

Electronic Commerce

•	Electronic commerce operations was restructured in August 2008, with the creation of a new company focused on on-line business, Pontofrio.com, with experienced executives. Furthermore, new technological and logistics platforms were developed, already showing positive results

•	In the fourth quarter of 2008, e-commerce sales growth was 36.8% in comparison with the same period in the previous year.

Banco Investcred

•	Through Banco Investcred, Globex provides a wide range of financial products and services.

•	Banco Investcred operations has been registering significant changes over the last few years. In the beginning of 2008, Ponto Frio launched its credit card Cartão Flex issued by Banco Investcred, replacing the traditional bank ticket.

•	Thus, Globex was capable or redirecting its offers to a less risky public, with more efficacious credit management practices.

Source: Globex website	-16-

IV. Appraisal of Globex Utilidades S.A.

Appraisal Methodologies

	Discounted Cash Flow Retail Operation	Discounted Dividends Investcred	Weighted Average Stock Price	Equity Value
Foundation	• Appraises the business based on future cash generation	• Appraises the business based on available cash flow for distribution to stockholders as dividends	• Corresponds to stock price weighted by negotiated volume during a given period	• Provides an indication of Company Worth in accordance with its total Net Equity

Characteristics	• Projections capture long-term prospects of the business • Risk inherent to cash flow captured by discount rate • Free cash flow comes after capital requirements (investments and working capital)	• Projections capture long-term prospects of the business
• Risk inherent to cash flow captured by discount rate (equity capital cost (Ke))
• Dividend payable is free cash flow after capital requirements (investments and working capital), remuneration and financial debt amortization, and capital increases or reductions	• Stock price captures market expectations in relation to the companys future.
			• Harmonizes the companys historic market value, excluding possible breakdowns, cumulations, etc. that occurred in the period under review	• Calculated based on the companys net equity value • Based on the companys historic accumulated income

Comments	• Competitive environment / sector dynamics may affect main assumptions • Capital structure of the company	• Competitive environment / sector dynamics may affect main assumptions • Capital structure implicit in available flow for distribution as dividends	• It is a reflex of how investors appraise the company • Low liquidity stock have their appraisal jeopardized	• Does not reflect company market value and growth potential in future years
FCD methodologies and Discounted Dividends are more adequate for determining the value of Globex businesses, since they fully capture the prospects of operational evolution through the business plan projected for both the retail operation and the financial operation, as well as alterations in the macroeconomic scene.

A. Weighted average stock price

Weighted average stock price

		GLOB3

		Stocks Average Volume¹	Weighted Average Price (R$ / stock)
	Before OPA announcement (06/08/2009)
	Daily Average Price of last 30 days	86	8.66
	Daily Average Price of last 6 months	131	6.63
	Daily Average Price of last 12 months	80	7.95

	After OPA announcement (06/08/2009)
	Dairy Average Price of last trading sessions	379	8.02
1 Value in thousand-lot stock

Source: Bloomberg	-20-

B. Equity Appraisal

Equity Appraisal

•	The equity appraisal of Globex stock as at March 31, 2009 is R$ 5.82 per stock, as detailed below:

Book Value per Stock - March 31, 2009

Globex Equity at March 31, 2009 (R$ million)	720.18
Stocks (milion)	123.80

Globex Book Value (R$ / stock)	5.82

Souce: Globex Statements	-22-

C. Discounted Cash Flow

Methodology for Discounted Cash Flow

•	Base date for the appraisal analyses is March 31, 2009, and the projection period considered in the business plan prepared covers the period from 2009 to 2018.
•	All projections contained in the business plan have been drawn up in nominal Reais and in accordance with Globex normal practices. Projections contained in the business plan were discussed in meetings held between BESI and Globex and CBD management.
•	In order to obtain the total value of Globex we have undertaken the sum of the parts of both businesses developed by the company: retail operations and Investcred.
•	The net present value of each of the businesses was obtained through the sum of:
• Net present value as at March 31, 2009 for each of the annual value of the free cash flow over the projection period (2009 to 2018), in the case of retail operations, and of the net present value of dividends in the appraisal of Investcred.
• Net present value of terminal value as at March 31, 2009. Terminal value calculated assuming a perpetuity growth of 4% applied to a normalized cash flow (capex = amortization) in the appraisal of the retail operation and of the 2018 dividends in the appraisal of Investcred.
•	In order to ascertain retail operations value, the net present value was obtained by discounting the free Cash Flow of each year at a discount rate (WACC) of 13.3% (Retail Operation Value)
•	For the Investcred business, the discounted flow was the free cash flow available yearly to stockholders eligible for distribution as dividends, i.e., the flow available to stockholders after meeting all funding requirements of Investcred. This Investcred flow was discounted at a rate of 13.5% (Equity Value of Investcred).
•	The fair equity value of the retail business is obtained by subtracting the following items from the Retail Operation Value: (i) net debt value¹ (ii) dividends payable (iii) tax liability (iv) PAES and (v) contingency reserve, as per ITR on March 31, 2009
•	To obtain Globex net equity value, we added the net equity value of the retail operation to 50% of Investcred Equity Value, adjusted by the total value of corrected non-operating assets and liabilities.
•	Finally, the fair equity value per stock for Globex was calculated by dividing its equity value by the stock in circulation as at March 31, 2009

1 Value obtained from financial statements for the 1st quarter of 2009.
2 See breakdown of adjustments in slide 42

Assumptions - Discounted Cash Flow

Macroeconomic		2007	2008	2009 E	2010 E	2011 E	2012 E	2013 E	2014 E	2015 E	2016 E	2017 E	2018 E
	National Accounts
Assumptions¹	GDP - Real Growth (%)	5.7	5.1	0.5	3.7	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
	Price Indices
	IPCA - Consumer Price Index (%)	4.5	6.0	4.6	4.4	4.2	4.0	4.0	4.0	4.0	4.0	4.0	4.0
	IGP-M - General Price Index (%)	7.8	9.8	0.8	4.5	4.2	4.0	4.0	4.0	4.0	4.0	4.0	4.0
	Interest Rates
	Selic Target - end of year (%)	11.25	13.75	8.75	8.75	8.00	8.00	8.00	8.00	8.00	8.00	8.00	8.00
	TJLP - Long Term Interest Rates (%)	6.38	6.25	6.13	6.00	6.00	5.75	5.25	5.25	5.25	5.25	5.25	5.25
	FX Rates
	FX Rate - end of year (BRL/USD)	1.77	2.34	1.95	1.90	2.00	2.05	2.10	2.13	2.16	2.20	2.23	2.26
	FX Rate - average (BRL/USD)	1.95	1.84	2.07	1.92	1.95	2.03	2.08	2.12	2.15	2.18	2.21	2.25

Retail Operation

Revenue	Gross revenue comprises income from the sale of goods and services (insurance and guarantees) and were projected as follows:

	•	Sale of Goods:
		•	Sales growth in the store channel based on the expansion plan adopted in the business plan discussed with Globex and on reduced real annual sales growth per m (approx. 1%).
		•	For the Internet channel we have assumed a more accelerated sales growth, based on the strong sales growth trajectory in this channel over the last quarters and strong prospects for future growth.

	•	Services:
		•	Income generated from the provision of services encompassing the sale of insurance, extended guarantee, etc., was estimated on the basis of a percentage of the income from the sales of goods (Services Income / Sales of Goods Income). The initial percentage is in line with the historic average supplied by Globex. For the long term, however, we have assumed a more accelerated growth of such income, in accordance with the prospects of greater penetration of these sales in Globex total sales.

1 Source: BESI Economic Department	-25-

Tax on Gross Revenue	PIS/COFINS => The effective PIS / COFINS rate considered in the appraisal was 8.04% for the sale of goods and 9.25% for services provided. This was the historic average observed from tax credits derived from the non- cumulativeness of these taxes. ISS e ICMS => We have assumed a rate of 5% for services (ISS) and 13.83% (average rate) for the sale of goods (ICMS).

Cost of Goods Sold	Cost of goods sold was estimated from a percentage of the income from the sale of goods. We have assumed the maintenance of a product mix and current purchase policy, in order that this item remain fully variable. Percentage is in line with the historic average submitted by Globex over the last 3 years, kept constant throughout the projection.

Sales expenses and Administrative Expenses	Sales Expenses: this item includes expenses with sales personnel, rent, outsourced services, commissions, among others. This item is essentially variable in relation to income from the sale of goods, kept constant for the sake of projection.
Administrative Expenses: this item includes personnel expenses (administrative functions), public services, outsourcing, data processing, among others. There is a strong reduction over recent years as a result of operational improvements. These are essentially fixed expenses.

Depreciation and Amortization	Real Estate: depreciated over 20 years Reforms: depreciated over 5 years Facilities & Equipment: depreciated over 5 years Others: depreciated over 10 years

Investments	We have assumed investments on permanent assets, opening of new stores, reforms, IT, Logistics and others, all values having been supplied by Management.
(CAPEX)

IR & CSLL	Real profit regime, in which the following rates apply: 15% Income Tax, 10% additional I. Tax, and 9% Social Contribution on Net Profit, totaling 34%.

Working Capital	Accounts projection was undertaken assuming the maintenance of the companys working capital structure, based on the 2008 Balance Sheet and the Balance Sheet for the first quarter of 2009. In other words, we have not considered any improvement on the management level of the working capital.

Perpetuity	We have assumed a 4% growth rate (g=4.0%) for perpetuity, in line with BESI macroeconomic estimates.

Summary of Financial Projections - Retail Operation

Source: Business Plan discussed with Globex	-27-

Summary of Financial Projections - Retail Operation (cont.)

Source: Business Plan discussed with Globex	-28-

Summary of Financial Projections - Retail Operation (cont.)

Source: Business Plan discussed with Globex	-29-

Summary of Financial Projections - Retail Operation (cont.)

Source: Business Plan discussed with Globex	-30-

Assumptions - Discounted Dividend Flow

Investcred

Financial Intermediation Income	As from January 2008, Investcred altered its operating profile with the launching of the Flex Card under the Ponto Frio flag, gradually replacing the bank ticket for the payment of purchases at the stores. In addition, the Flex Card offers a variety of services that generate an additional broader income for Investcred, besides enabling the purchase of products in other commercial establishments.
The Intermediation Income derives from the volume of the credit portfolio multiplied by the rate charged to clients. The credit portfolio comprises installment purchases operations and credit card revolving credit, purchases through bank ticket, and personal loans. As Investcred operations is wholly linked to Globex retail operations, the growth rate used for the credit portfolio was the same as that projected in retail operations.
The credit rate is obtained from the risk and credit analysis of each operation; however, in a simplified manner we have assumed the Investcred effective average rate. The projection was made considering the projected curve of the Selic rate. These future levels assumed some relevant aspects of the retail consumer credit market, such as: higher competitiveness between retailers and financial institutions, lower credit market spread and improvement of credit risk, signifying lower delinquency.

Services Income	Services income derives from the percentage paid by retailers who sell through the Flex Card, besides the charge for services provided to Flex Card clients, such as: statement fee, withdrawals, payment of bills, collection and limit rises, plus guaranteed settlement, theft and loss insurance.
Services income was projected based on base expansion of the Institutions Flex Card. For the first years we projected a higher growth in the card base than that of the retail operation, in view of the replacement of the bank ticket by the Flex Card. In the long term, the card base growth was stabilized by the growth in retail operations.

Other Income	The other operating income derive basically from commissions and income from other credit operations, immaterial to Investcred operations.

Financial Intermediation Expenses	Financial Intermediation Expenses comprise funding cost plus expenses with provision for doubtful debtors. Funding costs were projected in accordance with the growth of deposits required to support credit operations, multiplied by the funding rate projected in relation to the spread on the Selic rate. The projection of the funding rate was calculated so as to be close to Investcreds optimum target level as from 2015. The PDD expense rate represents credits in arrears for over 60 days divided by the total credit portfolio. The PDD rate was projected assuming an improvement in current rates in such a way that, as from 2015, this percentage will have reached the optimum level considered by Investcred.

Operating Expenses	Operating expenses encompass the following:
• Personnel;
• Rent;
• Services providers;
• Taxes;
• Administrative;
• Other.
The projection of these expenses have been adjusted for inflation, except for PIS, COFINS and ISS tax expenses, which were projected in accordance with their respective rates.

IR and CSLL	Real profit regime, in which the following rates apply: 15% I. Tax, 10% additional I. Tax, and 15% Social Contribution on Net Profit, totaling 40%.

Investments (CAPEX)	We have only assumed investments for maintenance of the current physical and technological structure, in order to replace the annual rates of depreciation.

Perpetuity	We have assumed a growth rate of 4% (g=4.0%) for perpetuity, in line with BESI macroeconomic estimates.

Summary of Financial Projections - Investcred

Source: Business plan discussed with Investcred	-33-

Source: Business plan discussed with Investcred	-34-

Source: Business plan discussed with Investcred	-35-

Assumption for Discount Rate

•	For the cash flow discount in the retail operation, we have calculated the weighted average capital cost (WACC); for the Investcred dividend flow discount, we calculated Equity Capital Cost (Ke). In both flows, the discount rate was assumed as fixed for the entire projected period. The following assumptions were adopted for the calculations:

	•	For equity capital cost we applied the CAPM - Capital Asset Pricing Model methodology:

	•	Risk Free Rate¹ - Average T-bond 20 years return, calculated since 1926. For the 1977-2006 period, the average 20-year T-bond return, our estimate was based on the interpolation of 10- and 30-year T-bond return.

	•	In order to quantify the Brazil-associated risk (Rb) of 3.46, we have assumed the countrys average risk (EMBI) since the attainment of Investment Grade on April 30, 2008.

Discount Rate	Retail	Investcred
Risk Free - Rf	5.21%	5.21%
Country Risk - Rbr	3.46%	3.46%
Market Premium - (Rm Rf)	5.15%	5.15%
Leveraged Beta	0.77	0.64
Currency Risk - Rc	1.50%	1.50%
Cost of Equity - Ke	14.1%	13.5%
Cost of Debt	9.3%
Tax Rate	34%
Net cost of Debt - Kd	6.1%
Debt / Equity	11.7%
Leverage Ratio	10.5%
WACC - R$ nominal terms	13.3%

Discount Rate - R$ nominal terms	13.3%	13.5%

	•	The Beta (β) applied on the retail operation was 0.77, calculated from the deleveraged beta of comparable companies, and releveraged by the target capital structure of the following comparable companies: Lojas Renner, Pão de Açcar, Marisa, Lojas Americanas, Saraiva, Guararapes, Hering and Dufry. For releveraging Beta we assumed a 34% tax rate.

	•	The Beta (β) applied on Investcred was 0.64, calculated from the deleveraged beta of comparable companies, and releveraged by the target capital structure of the following comparable companies: Banco Panamericano, Banco Sofisa, Banco Cruzeiro do Sul, Banco Daycoval and Paran Banco. For releveraging Beta we assumed a 40% tax rate.

	•	Market Risk Premium The historic arithmetical average of the differences between the annual returns of long-term bonds and the performance of the stock rate in 17 countries, which together represented approximately 91% of the world market value at the start of 2006 (and approximately 90% in 1900). Third-party capital cost was calculated in accordance with Globex indebtedness structure as at March 31, 2009, weighted average of the cost of major financing, based essentially on TJLP + spread.

•	Considering the assumptions above, the discount rates for the retail and financial operation in nominal Reais are, respectively, 13.3% and 13.5%, after discounting the exchange risk premium of 1.5% (differential between long term Brazilian and American inflation).

1 Source: Ibbotson Associates (Ibbotson). 2 Source: Department of Finance of the London Business School DFLBS.	-36-

Summary of Appraisal by Discounted Cash Flow

Free Cash Flow Retail Operation (R$ million)

Discounted Cash Flow	apr-dec/09E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	Perpetuity
Net Revenues	2,672.1	4,092.0	4,437.4	4,786.1	5,151.3	5,528.7	5,903.1	6,276.0	6,639.1	6,984.3	6,984.3
(-) Cost of Goods	(2,067.5)	(3,164.8)	(3,430.3)	(3,698.2)	(3,978.5)	(4,267.9)	(4,554.7)	(4,839.9)	(5,117.3)	(5,380.6)	(5,380.6)
(-) Total Operating Expenses	(506.7)	(778.3)	(838.9)	(899.9)	(963.6)	(1,029.4)	(1,094.8)	(1,160.1)	(1,224.0)	(1,285.2)	(1,285.2)
EBITDA	97.9	148.9	168.2	188.1	209.2	231.4	253.6	275.9	297.7	318.5	318.5
( - ) Depreciation / Amortization	(28.2)	(46.0)	(51.8)	(57.6)	(62.1)	(62.5)	(63.1)	(64.8)	(66.4)	(68.0)	(68.0)
EBIT	69.7	102.9	116.4	130.4	147.1	168.9	190.5	211.1	231.3	250.5	250.5
( + ) Depreciation / Amortization	28.2	46.0	51.8	57.6	62.1	62.5	63.1	64.8	66.4	68.0	68.0
( - ) CAPEX	(53.0)	(73.2)	(74.1)	(71.7)	(70.7)	(72.0)	(71.5)	(72.8)	(73.7)	(74.9)	(68.0)
( +/- ) Working Capital	(3.2)	(80.3)	(35.6)	(36.1)	(38.2)	(40.5)	(40.0)	(39.4)	(38.1)	(35.8)	(27.4)
( - ) Taxes - EBIT @ 34%	(23.7)	(35.0)	(39.6)	(44.3)	(50.0)	(57.4)	(64.8)	(71.8)	(78.6)	(85.2)	(85.2)

Free Cash Flow	18.0	(39.5)	18.8	35.9	50.3	61.4	77.3	91.9	107.2	122.6	137.9

Discounted Cash Flow¹	17.2	(33.8)	14.2	23.9	29.6	31.9	35.4	37.2	38.3	38.6

Enterprise Value - R$ million			The terminal value was calculated with a assumption of 4% in the perpetuity growth rate and it was applied to a normalized cash flow, where capex is equal to depreciation and working capital was adjusted according to a standardized growth rate of the company.

Perpetuity Growth Rate (g)		4.00%
Discount Rate (WACC)		13.30%

Present Value of cash flows (Apr. 2009 a Dec.2018)	32%	232.5

Terminal Present Value	68%	485.8

Enterprise Value	100%	718.2

1 WACC of 13.3%	-37-

Dividend Flow Investcred (R$ million)

Discount Dividends	abr-dec/09E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	Perpetuity

Dividends	52.3	16.2	36.8	26.5	46.1	80.2	92.7	101.4	110.6	120.3	120.3

Discount Dividends¹	49.9	13.8	27.7	17.6	26.9	41.3	42.0	40.5	38.9	37.3

Equity Value - R$ million			The terminal value was calculated with a assumption of 4% in the perpetuity growth rate applied on the dividend in perptuity[2].
Perpetuity growth rate (g)		4.00%
Discount rate (Ke)		13.50%
Present value of dividends (Apr.2009 a Dec.2018)	45%	335.8

Terminal Present Value	55%	408.3

Equity Value	100%	744.1

50% Investcred		372.1

1 Cost of Equity Capital of 13.5% 2 It was considered the dividend perpetuity equal to the dividend in 2018	-38-

Net Debt (R$ million)		Adjustments (R$ million)
Net Debt		Other Ajustments
(+) Loans and financing - ST and LT	163.7	(+) Judicial Deposits (1)	51.5
(-) Availability	(64.7)	(+) Taxes Recoverable (2)	56.8
(-) Securities	(19.8)	(+) NPV of deferred assets (3)	103.4

Total	79.2	(-) Provision for Contingencies (4)	(88.0)
		(-) Taxes payable - PAES (5)	(18.2)
		(-) Dividends payable (6)	(4.0)

		Total	101

Note:
1 The total amount presented is divided into U.S. $ 232.5 million resulting from the sum of the present value of projected cash flows between April 2009 and December 2018, and $ 485.8 million the present terminal value (perpetuity).
2 The total amount presented refers to 50% to the Equity Value of Investcred subdivided into $ 167.9 million resulting from the sum of the present value of projected dividends between April 2009 and December 2018, and $ 204.2 million to the present terminal value (perpetuity).
3 Assumed non-operating assets as these refer to judicial deposits for civil, labor and tax contingencies, for which an appraisal of loss risk is assumed as possible or remote. (See note 17 of ITR 1T09)
4 See note 17 ITR 1T09
5 See note 18 ITR 1T09
6 See Balance Sheet ITR 1T09

Sensitivity Analysis

Below are the sensitivity analysis of total Equity Value and Stock Price in terms of variations in discount rate and perpetuity rate.

VI. Annexes

Formula for Discounted Free Cash Flow Calculation

Free Cash Flow = EBIT + Depreciati on and Amortizat ion - CAPEX + Working Capital Needs

Cost of Equity = Risk Free Rate + Brazil Risk Premium + Beta × (Market Premium ) + Currency Risk

Glossary

Beta	Coefficient quantifying non-diversifiable risk to which an asset is subject. The rate is determined by means of a linear regression between the series of price variations of the asset and the series of price variations of the market portfolio.

CAPEX	Represents investment in fixed assets (Capital Expenditures)

CAPM	Capital Asset Pricing Model

CDI	Interbank Deposit Certificate

CVM	Securities Commission

EBIT	Earnings before interest and taxes

EBITDA	Earnings before interest, taxes, depreciation and Amortization

Equity Value	Company worth after discount of net debt

IGP-M	General Price Index Market, published by Fundação Getúlio Vargas

IPCA	Amplified Consumer Price Index, published by IBGE Brazilian Institute of Geography and Statistics

Ke	Cost of equity is a discount rate calculated by CAPM methodology

Taxa Selic	Average rate of daily financing backed by government bonds, assessed under the Special System for Settlement and Custody

TJLP	Long Term Interest Rate

Enterprise Value	Calculated through market value (market price of stock by number of shares) added to net debt or subtracted from net cash

WACC	Weighted Average Cost of Capital

Beta

•	Betas applied in the appraisal assumed a relevant and diversified sample of companies operating in the Brazilian retail sector with shares listed in the BOVESPA, acting in the same sector and geographic market as Globex, and thus may be considered comparable.

•	The calculated beta are the median unlevered betas of the sample, seeking to reflect the volatility of the sector in relation to the market.

•	Below are the tables with the calculations and samples used to reach the value of 0.77 that was used to calculate the cost of equity of the Retail Operation:

Retail Operation Beta

Company	Equity Value	Net Debt	D/E	Tax Rate	Unleveraged Beta	Leveraged Beta	Country	Retail Segment
LOJAS RENNER SA	2,639	194	7.4%	34%	0.80	0.84	Brasil	Textil

PÃO AÇUCAR	7,183	2,293	31.9%	34%	0.65	0.78	Brasil	Food and Eletro

MARISA SA	923	47	5.1%	34%	0.77	0.79	Brasil	Textil

LOJAS AMERICANAS	6,311	2,135	33.8%	34%	0.84	1.03	Brasil	Food and Eletro

SARAIVA SA	652	53	8.2%	34%	0.72	0.75	Brasil	Bookstore and Eletro

GUARARAPES	1,715	89	5.2%	34%	0.36	0.37	Brasil	Textil

CIA HERING	661	14	2.1%	34%	0.86	0.87	Brasil	Textil

DUFRY	1,508	0	0.0%	34%	0.62	0.62	Bermuda	Food and Eletro

Average			11.7%		0.70	0.76
Median			6.3%		0.74	0.79

Uneveraged Beta	Debt/ Equity	Debt/ Total Cap.	Tax Rate	Leveraged Beta
0.74	6.3%	5.9%	34%	0.77

Source: Bloomberg	-44-

Beta

•	Betas applied in the appraisal assumed a relevant and diversified sample of companies operating in the Brazilian financial sector with shares listed in the BOVESPA, acting in the same sector and geographic market as Globex, and thus may be considered comparable.

•	The calculated beta are the median unlevered betas of the sample, seeking to reflect the volatility of the sector in relation to the market.

•	Below are the tables with the calculations and samples used to reach the value of 0.64 that was used to calculate the cost of equity of the Investcred Operation:

Investcred Beta

Company	Equity Value	Net Debt	D/E	Tax Rate	Unleveraged Beta	Leveraged Beta	Country
BANCO PANAMERICANO	1,206	1,029	85.3%	40%	0.42	0.64	Brasil

BANCO SOFISA	708	971	137.2%	40%	0.37	0.67	Brasil

BANCO CRUZEIRO DO SUL	805	1,119	139.0%	40%	0.33	0.61	Brasil

BANCO DAYCOVAL	1,668	779	46.7%	40%	0.87	1.12	Brasil

PARANA BANCO	771	83	10.8%	40%	0.63	0.67	Brasil

Average			83.8%		0.52	0.74
Median			85.3%		0.42	0.67

Uneveraged Beta	Debt/ Equity	Debt/ Total Cap.	Tax Rate	Leveraged Beta
0.42	85.3%	46.0%	40%	0.64

Source: Bloomberg	-45-

Relevant Notice

1. BES Investimento do Brasil S.A - Banco de Investimento (hereinafter referred to as BESI) has been engaged by Companhia Brasileira de Distribuição (hereinafter referred to as the Company or CBD) to prepare this economic and financial appraisal report (hereinafter referred to as Appraisal Report), for the purpose of a mandatory Public Offering (0PA) for the Acquisition of Shares Issued by Globex Utilidades S.A. (hereinafter referred to as Globex), to be undertaken by Mandala Empreendimentos e Participaçes S.A. (hereinafter referred to as Mandala), a corporation controlled by CBD. The OPA will be undertaken pursuant to Article 254-A of Law 6404, dated December 15, 1976, and alterations (hereinafter referred to as the Corporation) and to Instruction 361 of the Brazilian Securities Commission (hereinafter referred to as CVM) dated March 5, 2002, and alterations (hereinafter referred to as CVM Instruction 361), following the acquisition of Globex control by Mandala.

2. The Appraisal Report is the intellectual property of BESI and has been drawn up by BESI to meet requirements of provisions set forth under Article 8 of CVM Instruction 361.

3. The Appraisal Report cannot be used for any purpose other than those related to the OPA.

4. BESI has not made, nor shall it make any recommendation, nor will it express any opinion, whether explicit or implicit, to Globex stockholders. Any decision for acceptance or not of the OPA shall remain the sole and exclusive responsibility of Globex stockholders.

5. The Appraisal Report does not constitute judgment, opinion or recommendation to the Companys management, to its stockholders or any third party (including, but not limited to, investors who may decide to participate in the OPA) as to the convenience and opportunity of so doing, this being the exclusive responsibility of Company management, nor can it be used to ground any investment decision. BESI is not counseling Globex stockholders in relation to the OPA, who should conduct their own analyses on same.

6. The reference date used for the Appraisal Report is March 31, 2009, the date of Globex last quarterly income statement.

7. When preparing this Appraisal Report, BESI considered, among others, the following Globex information: (i) Globex Audited Financial Statements referring to the fiscal year as at December 31, 2008 and the first quarter of 2009, as at March 21, 2009; and (ii) Globex stock exchange quotation record. BESI has further considered other information, financial studies, analyses and research, financial, economic monetary and market criteria that, at its discretion, it regarded as relevant, as well as public information on Globex sphere of activity and macroeconomic market parameters of the markets where Globex has a notable presence.

8. This Appraisal Report has not considered prior appraisals of Globex nor of securities issued by the company made public heretofore, within the context of past operations, offers and negotiations involving Globex.

9.The preparation of economic and financial appraisals is a complex process involving subjective judgment, and is not susceptible to partial analysis or concise descriptions. BESI has not attributed specific importance to any individual factors in the Appraisal Report. On the contrary, it has undertaken a qualitative analysis of the importance and relevance of all factors considered herein. Thus, the Appraisal Report must be analyzed as a whole, and the analysis of selected parts, summaries or specific aspects of the Appraisal Report, without full knowledge of the Appraisal Report in its totality, may result in an incomplete and incorrect understanding of the analysis undertaken by BESI and of the conclusions contained in the Report. The conclusions submitted herein aim at Company compliance with the provisions set forth under Article 8 of CVM Instruction 361, within the realm of the OPA, and do not refer to any other current or future issues or transactions related to Globex and to the economic group to which these companies belong or to the segment in which they operate.

10. BESI has assumed and relied, with the express agreement of the Company and without any independent verification, on the content, exactness, veracity, wholeness, sufficiency, completeness and precision of all financial, accounting, legal, fiscal and other information analyzed by BESI or discussed with BESI, made publicly available by Globex. BESI has not undertaken (i) any appraisal of Globex assets and liabilities (contingent or not); (ii) review or audit of Globex financial statements; (iii) technical auditing of Globex operations; (iv) appraisal of Globex solvency or fair value, in accordance with any legislation related to bankruptcy, insolvency or similar issues; or (v) any physical inspection of Globex properties, facilities or assets. BESI does not assume any responsibility whatsoever related to the verification of the content, exactness, veracity, wholeness, consistency, sufficiency, completeness and precision of such information.

11. BESI will not be liable for any direct or indirect loss, or loss of profits, which may derive from the use of the Appraisal Report.

12. Except as otherwise indicated, the Appraisal Report reflects the financial and accounting situation of Globex as per information available up to August 5, 2009, so that any alteration to this situation and information after such date may affect the conclusions contained herein. BESI is under no obligation, at any time, to update, review, correct or reaffirm any information contained in the Appraisal Report, or to supply any additional information related to the Appraisal Report. In the preparation of the Appraisal Report, BESI was not authorized by the Company or by its Board of Directors to request, nor has it requested, any indication of third-party interest regarding total or partial acquisition of Globex stock. Consequently, the conclusions established in the Appraised Report do not necessarily correspond to, nor should they be interpreted as representative of, the effective sale value of Globex to third parties, for which these companies may be negotiated now or at any future date.

13. Other company and sector appraisals also undertaken by BESI may adopt market assumptions differently from that adopted in this Appraisal Report, so that other BESI divisions and research departments may use in their analyses reports and publications, estimates, projections and methodologies different from those used in the Appraisal Report and, as such, those analyses, reports and publications may arrive at different conclusions from those described in the Appraisal Report.

14. BESI was engaged by the Company and, independently of the OPA, will be remunerated for services rendered.

15. BESI, directly or through related companies, is or may become a creditor of the Company, of Globex, as well as of their respective holding companies under specific financial operations, as well as increase or reduce the volume of its financial operations with these corporations.

16. In the normal course of its activities, BESI may come to negotiate, directly or through related companies, securities of the Company, of Globex, as well as of their respective controlling companies, under its own or its clients name and, consequently, may, at any time, hold long or short positions in relation to such securities

17. BESI declares no conflict of interest that can affect its necessary independence in the performance of its duties in relation to the undertaking of the Appraisal Report.

18. The Appraisal Report was drawn up exclusively in Portuguese and, although translated into English, the Portuguese version shall always prevail.

Maria Luiza Baroni	Thiago Guarisi	Fábio Benini

Director	Analyst	Analyst

Exhibit 99.2

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

(Brazilian Distribution Company)

Announcement of Appraisal Report Relating to Offer to Acquire Shares of Globex Utilidades S.A.

Companhia Brasileira de Distribuição (“CBD”) hereby notifies the shareholders of Globex Utilidades S.A. (“Globex”) that an Appraisal Report, dated August 5, 2009, relating to CBD’s offer to acquire their common shares of Globex is available on the internet in Portuguese at http://www.gpa-ri.com.br/port/home/aquisicao_ponto_frio.asp and in English at http://www.gpa-ri.com.br/eng/home/aquisicao_ponto_frio.asp.  In addition, a non-binding English translation of the Appraisal Report is available under cover of Form CB on the website of the U.S. Securities and Exchange Commission at www.sec.gov and is being held for distribution upon request to U.S. shareholders of Globex, free of charge, at CBD office, Av. Brigadeiro Luiz Antonio, 3142 São Paulo, SP 01402-901, Brazil (requests to be submitted via email to gpa.ri@grupopaodeacucar.com.br, by telephone at 1-866-950-3675 or by facsimile at +55-11-3884-2677).

   This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares.

   São Paulo, December 30, 2009.

Companhia Brasileira de Distribuição

E-2